Exhibit 99.20

August 8, 2019

HARD COPY ON FILE

FILED BY SEDAR

Alberta Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

Registrar of Securities, Government of Yukon Territory

Securities Registry, Government of the Northwest Territories

Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re:	Bespoke Capital Acquisition Corp. (the “Issuer”) Final Long Form Prospectus dated August 8, 2019 (the “Prospectus”)

We refer to the Prospectus of the Issuer relating to the distribution of Class A Restricted Voting Units of the Issuer.

We hereby consent to the use of and reference to our name and legal opinions contained in the Prospectus under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” and to the use of and reference to our name on the inside of the cover page of the Prospectus and under the heading “Experts”.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our legal opinions provided in the Prospectus or within our knowledge as a result of the services performed by us in connection with such opinion.

Yours truly,

“Goodmans LLP”

GOODMANS LLP